Exhibit 99.1

Press release

Biophytis is deploying its partnership strategy in obesity

Paris (France) and Cambridge (Massachusetts, USA), April 29, 2024 – 07:00 am CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, today announces the implementation of a dedicated strategy for partner search in obesity.

Biophytis is continually working on the search for partners thanks to a sound strategy and action plan, with the Company being fully committed to drive groundbreaking scientific and technological advances that have the potential to transform the lives of obese patients worldwide.

Biophytis’ partnering strategy is based on the search for the best partners selected through precise targeting and an in-depth analysis and understanding of the pharmaceutical landscape to select the right partners and identify mutual benefits. We are looking to licence-out BI0101 (20-hydroxyecdysones) to regional or global pharmaceutical companies that will co-develop with us the drug candidate up to marketing authorization in the treatment of obesity and other indications and have the capacity to launch and commercialize it in the main regions. BIO101 (20-hydroxyecdysone) is in clinical development (phase 2 OBA study in preparation) in obesity, in combination with GLP-1 receptor agonists (GLP1-RA).

Furthemore, the Company has established a refined and tailored action plan to serve these objective, which includes close collaboration with local agents to provide expertise and network and a Senior Management’s presence in the most attractive business events in pharma. For this, Biophytis will atttend the BIO US conference, the largest business development conference on the American continent to be held from June 3 to 6 in San Diego.

Stanislas Veillet, CEO of Biophytis, stated: “The obesity market is currently soaring, with the USA (more than 110 million patients), China (approximately 70 million patients) and Brazil (more than 40 million patients) having the highest prevalence rates. It is crucial for Biophytis to position itself in these key regions which are open to innovation and present great potential revenue wise. Beyond the financial aspects, Biophytis has the ambition to address a gigantic medical challenge. But we can’t accomplish this on our own. Only by partnering with the brightest minds in science and healthcare can we serve the needs of patients. Biophytis’ Partnering strategy is founded on 4 values that will be at the core of our approach: trust, expertise, performance and ambition.”

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About BIOPHYTIS

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Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on OTC market (Ticker: BPTSY – ISIN: US09076G4010). For more information, visit www.biophytis.com

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Press release

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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